May 16, 2019

Choi Lin Hung
Chairman, Chief Executive Officer, President and Treasurer
Jerash Holdings (US), Inc.
260 East Main Street, Suite 2706
Rochester, New York 14604

       Re: Jerash Holdings (US), Inc.
           Registration Statement on Form S-1
           Filed May 10, 2019
           File No. 333-231395

Dear Mr. Hung:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
                                                             Mining
cc:    Alexander R. McClean